Genesis Pharmaceuticals Enterprises, Inc.

Middle Section,Longmao Street Area A Laiyang Waixiangxing Industrial Park
LaiyangCity, Yantai, Shandong Province
 People's Republic of China 265200

April 10, 2009

Via Edgar
Mr. Frank Wyman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Genesis Pharmaceuticals Enterprises, Inc. (the "Company")
Form 10-K for the Fiscal Year Ended June 30, 2008
Form 10-Q for the Quarterly Period Ended December 31, 2008
File No. 000-53037

Dear Mr. Wyman:

We transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), a complete electronic version of the Company’s amended Annual Report on Form 10-K for the fiscal year ended June 30, 2008 (including Exhibits) (the “Form 10-K/A”) and the Company’s amended Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008 (the “Form 10-Q/A”). The Form 10-K/A and Form 10-Q/A reflect the Company’s responses to the comments to the Company’s Annual Report on Form 10-K filed with the Commission on September 29, 2008, and the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 13, 2009 set forth in the Staff’s letter to the Company, dated March 9, 2009 (the “Staff’s Letter”).
In order to facilitate your review of this submission, we have restated and responded to the comment set forth in the Staff’s Letter.

General
1.
The file number on the cover page of your document does not agree with the file number, 000-53037, used in the EDGAR system. Please correct the commission file number on the cover page in future filings.

RESPONSE:

We will correct the commission file number on the cover page in future filings.

Item 1. Description of Business, page 4

Research and Development, page 7

2.
Note 21 to the Audited Consolidated Financial Statements refers to two Cooperative Research and Development Agreements entered into in September 2007 and November 2007. Please describe in your business section the material terms of each agreement. Also, please file the agreements as exhibits to your filing. Alternatively, please provide us with a substantive analysis addressing why you do not believe your business is substantially dependent upon these agreements.

RESPONSE:

We do not believe that our business is substantially dependent upon the two Cooperative Research and Development Agreements (the “CRDAs”) entered into with Pharmaceutical Institute of Shandong University and the Institute of Microbiology (collectively called the “Institutes”), in September 2007 and November 2007, respectively.  We entered into both CRDAs in our ordinary course of business and we do not believe that they are material to our business.  Pursuant to the terms of the CRDAs, we have agreed to work with the the Institutes on design research and the development of pharmaceutical projects. The CRDAs do not contemplate any specific pharmaceutical project specification, research progress, or result requirements.  There has been no revenue generated from projects developed or designed as a result of the two CRDAs and expenses spent for the two projects collectively accounted for less than 5% of our revenues for the 2008 fiscal year. We do not believe that the cancellation or non-renewal of either or both of the CRDAs would have a material adverse effect on our business.

3.
Page 7 of your Form l0-K states that Laiyang Jiangbo” .....maintains strategic relationships with many research institutions in PRC developing new drugs, such as Pharmaceutical Institute of Shandong University. The Institute of Microbiology and Shandong Chinese Traditional Medicine Technical Schoo1." Page 9 states that Laiyang Jiangbo also has relationships with Jiangsu Drug Research Institute. Chinese Traditional Medicine Institute, and the Institute for Drug Control Departments. Please describe the material terms of your strategic relationships with these research institutions. Also, to the extent you have entered into agreements with these research institutions, please file those agreements as exhibits to your filing. Alternatively, please provide us with a substantive analysis addressing why you do not believe your business is substantially dependent upon these relationships.

RESPONSE:

Other than the two CRDAs with the Institutes mentioned in the previous response, we have not entered into agreements with any research institutions. Our strategic relationships with various research institutions, including those disclosed in our Form 10-K,  are primarily built and maintained by frequent visits and correspondences with the research institutions to share knowledge and expertise on topics such as technology, industrial standards and regulations and market feasibility. We do not believe our business is substantially dependent on any or all of these relationships.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 49

4.	Please file as exhibits to your filing copies of the following agreements and leases with related parties:
•	Agreements relating to product sales with Jiangbo Chinese Western Pharmacy, Laiyang Jiangbo Medicals, Co. Ltd and Yantai Jiangbo Pharmaceuticals Co., Ltd.
•	Lease agreements of two buildings to Jiangbo Chinese-Western Pharmacy
•	Agreements with officers and directors relating to advances received by the company.

RESPONSE:

-
We do not have any agreements relating to product sales with Jinagbo Chinese-Western Pharmacy, Laiyang Medicals Co. Ltd. or Yantai Jiangbo Pharamceuticals OC., Ltd. Generally, purchase orders, pricing, collection, delivery and other terms related to product sales are in accordance with our customary practice and our standard product sales policy.

-	As requested, the lease agreement of two buildings to Jiangbo Chinese-Western Pharmacy has been filed as exhibit number 10.11 to the Form 10–K/A.
-	We do not have any agreements with our officers and directors relating to advances we receive. The advances were provided to the Company for working capital purposes.

5.
Please tell us whether your obligation under the July 31, 2007 note to a member of GEP II has terminated. If your obligation has not terminated, please file a copy of the note as an exhibit to your filing.

RESPONSE:

Our obligation under the note to a minority member of GEP II was $190,000 plus interest which was less than 0.5 % of our total asset as of June 30, 2008 and immaterial to the Company.   This transaction was erroneously identified as a related party transaction.   The holder of the note, a minority member of GEP II, did not fall into any of categories of persons defined as a “related party” in -Item 404 of Regulation S-K. We have revised our disclosure by deleting the paragraph describing the note holder as a related party on page 50 of the Form 10-K/A.

Management's Discussion and Analysis or Plan of Operation

Contractual Obligations, page 32

6.	The amounts disclosed in your table of contractual obligations appear to exclude related interest. Please revise your disclosure to include this information.

RESPONSE:

We have revised the table of contractual obligations to include interest related to our contractual obligations on page 33 of the Form 10-K/A in accordance with the Staff’s comment.

Results of Operations, page 28

7.
Since 2006, your revenues have increased from $49.2 million to $99.5 million and Your gross profit has increased from $33.5 million to $77.0 million. Given the magnitude of these increases, disclose the underlying events, transactions and economic changes that have impacted your operating results as well as the known trends and uncertainties that you reasonably expect may materially impact your operating results in the future. Ensure that your disclosure quantifies the impact of product introductions and terminations for each period presented and discuss the impact of expected product introductions and terminations.

RESPONSE:

We have revised our disclosure to provide additional information related to our revenue increase on page 28 of the Form 10-K/A in accordance with the Staff’s comment.

8.
On page 30, you disclose that the increase in revenues is "attributable to continued strong sales of our best selling products. Ciprloxacin Hydrochloride tablets and Paracecetamol tablets.” However, on page 7, you state that "as the sales volume and profit (for Paracetamol tablets) both significantly decreased in recent years, the Company plans to gradually exit the market for this product in fiscal 2009." Please revise your disclosure to explain this apparent inconsistency. Also, disclose the expected life and cyclicality for your primary products, including any trends or uncertainties that could result in a future market exit.

RESPONSE:

We have revised our disclosure to provide a discussion of expected life and cyclicality for our primary products including Paracetamol on page 30 of the Form 10-K/A in accordance with the Staff’s comment.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-l

9.
Your auditors are located in California; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:

a.
Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditors’ knowledge of US GAAP and PCAOB Standards;

b.
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China. Also, explain how the June 30, 2008 and 2007 audits were performed, particularly the testing of accounts receivable and observation of inventories.

RESPONSE:

The Company’s current US auditors, Moore Stephens Wurth Frazer and Torbet, LLP (referred to as “MSWFT”) have been performing audits of US listed public companies with operations in China for the past ten years. MSWFT sent an engagement team from the United States consisting of an audit partner and 4 staff members to the Company’s offices in China to conduct the audit of the Company. No other auditors were involved in the audit.

MSWFT confirmed material accounts receivable balances with customers as of June 30, 2008 and 2007, furthermore, MSWFT tested subsequent cash receipts on selected balances. Additionally, MSWFT observed inventory after year end, and tested the movement of inventory between the count-date and yearend using the Company’s inventory rollback schedule.

Note 1 – Organization and business, page F-6

10.
Please expand your disclosure to describe your accounting for the reverse acquisition with Karmoya. For example, it is not clear from your disclosure if this transaction was accounted for as a purchase business combination or a capital transaction. Clarify how the cost of the transaction was determined and what impact the transaction had on determining earnings per share for periods prior to date of this transaction.

RESPONSE:

The reverse acquisition is considered to be a capital transaction with the Company, the legal acquirer, issuing stock for the net assets of the Karmoya. This transaction was accompanied by a recapitalization. Accordingly, the comparative historical financial statements are those of the accounting acquirer, Karmoya.

We have revised our disclosure to better describe our accounting for the reverse acquisition with Karmoya International Limited, a British Virgin Island company (“Karmoya”) on page F-7 of the Form 10-K/A and on page 7 of the Form 10-Q/A.

11.
We understand that you have consolidated Laiyang Jiangbo’s results, assets, and liabilities under FIN46R, having determined that you are the primary beneficiary based on GJBT’s 100% variable interest in this company. However, it is not clear from the disclosure your basis for concluding that Laiyang Jiangbo is a variable interest entity. Please provide us with your accounting analysis supporting this conclusion. Expand your disclosure accordingly.

RESPONSE:

We are the sole stockholder of Karmoya. Karmoya through its wholly owned subsidiary Genesis Jiangbo (“Laiyang”) Biotech Technology Co., Ltd. (“GJBT”), is a party to a series of contractual arrangements with Laiyang Jiangbo and its shareholders. Pursuant to these agreements, GJBT took control over the management of the business activities of Laiyang Jiangbo and holds a 100% variable interest in Laiyang Jiangbo. The contractual arrangements are comprised of a series of agreements, including a Consulting Services Agreement and an Operating Agreement, through which GJBT has the right to advise, consult, manage, and operate Laiyang Jiangbo, and collect and own all of their respective net profits. Additionally, Laiyang Jiangbo’s shareholders have granted their voting rights over Laiyang Jiangbo to GJBT. In order to further reinforce GJBT’s rights to control and operate Laiyang Jiangbo, Laiyang Jiangbo and its shareholders have granted GJBT the exclusive right and option to acquire all of their equity interests in Laiyang Jiangbo or, alternatively, all of the assets of Laiyang Jiangbo. Further Laiyang Jiangbo’s shareholders have pledged all of their rights, titles, and interests in Laiyang Jiangbo to GJBT. Through these contractual arrangements, GJBT has the ability to substantially influence Laiyang Jiangbo daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval.

As a result of these contractual arrangements, we are the primary beneficiary of Laiyang Jiangbo’s expected losses or expected residual returns. These contractual agreements make us obligated to absorb a majority of the risk of loss from Laiyang Jiangbo’s activities and enable us to receive a majority of its expected residual returns. Therefore, we account for Laiyang Jiangbo as a variable interest entity (“VIE”) under Paragraph 14 of FIN 46(R) Consolidation Based on Variable Interests. Accordingly, we consolidate Laiyang Jiangbo’s results, assets and liabilities.

We have revised our disclosure on page F-8 of the Form 10-K/A and page 8 of the Form 10-Q/A to expand our disclosure in accordance with the Staff’s comment.

12.
You have consolidated Laiyang Jiangbo for periods prior to the October 1, 2007 effective date for its Contractual Arrangements with GJBT because “both companies are under common control” and these arrangements are to be reported “as if the reorganization had occurred retroactively.” Please tell us if these entities were under common control for all periods prior to October 1, 2007 and provide us with an expanded explanation of your basis for this retroactive accounting treatment, as well as references to the relevant technical literature upon which you relied in reaching these conclusions. Expand your disclosure accordingly.

RESPONSE:

The two entities, Laiyang Jiangbo and GJBT, were under common control for all periods prior to October 1, 2007. GJBT was incorporated under the laws of the PRC on September 16, 2007 and registered as a wholly foreign owned enterprise (WOFE) on September 19, 2007. GJBT is 100% owned by Union Well which is 100% owned by Karmoya. Our Chief Executive Officer and Chairman, Mr. Cao Wubo and his wife, Mrs. Xun Guihong, jointly owned 74.4 % of Karmoya prior to October 1, 2007.  Karmoya, Union Well, and GJBT all have the same sole executive director, Mr. Cao Wubo. The voting ownership of Laiyang Jiangbo and GJBT meet the criteria for common control for accounting purposes, Laiyang Jiangbo and GJBT were operated under common control since inception for the following reasons:

Pursuant to paragraph 3 of EITF No. 02-5, common control exists among separate entities if a) an individual or enterprise holds more than 50% of the voting ownership interest of each entity; and b) immediate family members hold more than 50% of the voting ownership interest of each entity.  Immediate family members include a married couple. As explained above, prior to October 1, 2007, Mr. Cao together with his wife, Mrs. Xun owned more than 50% of the voting ownership interest of the two entities. Paragraph A110 of FAS 141r states that consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer). Pursuant to Paragraph D13 of FAS 141r, the legal parent should present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date. Financial statements and financial information presented for prior years also should be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries should indicate clearly that financial data of previously separate entities are combined. However, the comparative information in prior years should only be adjusted for periods during which the entities were under common control. As a result, we concluded that the two entities were under the same common control for all periods prior to October 1, 2007 and the October 1, 2007 transaction should be accounted for as a reorganization of entities and reorganization should be treated as occurred retroactively.

We have revised our disclosure on page F-7 of the Form 10-K/A and page 7 of the Form 10-Q/A to expand our disclosure in accordance with the Staff’s comment.

Note 2- Summary of significant accounting policies

Investments and restricted investments,  page  F-10

13.
Please expand your disclosure to describe more specifically the nature of these investments including the types of the related restrictions on your available-for sale investments and explain how you determined the fair value of your investments.

RESPONSE:

Our investments are comprised primarily of marketable equity securities of publicly traded companies and are stated at fair value based on the trade price of these securities. Some investments are classified as trading securities based on the Company’s intent to sell them within the year. Restricted investments are marketable equity securities of publicly traded companies that were acquired through the reverse merger and contained U.S. Securities and Exchange Commission Rule 144 restrictions on the securities. These securities are classified as available-for-sale and are reflected as restricted and noncurrent investments as the restrictions are expected to be fully terminated beyond one year period and we intend to hold them beyond one year. Restricted investments are carried at fair value which is estimated using the most recent contemporaneous offering price for these restricted securities.

At June 30, 2008, our restricted investments comprised of publicly traded Gold Horse International, Inc. (“GHII”) common shares contained U.S. Securities and Exchange Commission Rule 144 restrictions. Prior to June 30, 2008, GHII’s common shares had limited trading volume and at times there was no change in the posted bid and offered prices for several consecutive days. On November 30, 2007, GHII completed a private placement to sell an aggregate of $3,275,000 principal amount 10% Secured Convertible Debentures to six accredited investors and the debentures are convertible at the option of the holder into shares of GHII’s common stock based upon a conversion rate of $0.344 per share. We believe it is accurate and objective to use this private offering price of $0.344 for determining the fair value the restricted GHII common shares.

We have revised our disclosure on page F-10 of the Form 10-K/A and page 10 of the Form 10-Q/A to expand our disclosure in accordance with the Staff’s comment.

Accounts receivable, page F-10

14.
Since July 1, 2006, while your accounts receivable increased from $9.7 million to $24.3 million, your allowance for doubtful accounts has remained unchanged except for bad debt recoveries and foreign currency adjustments, Please explain to us the specific factors that you considered in concluding that no increase in the allowance for doubtful accounts was necessary during this two year period.

RESPONSE:

When determining and analyzing the amount for allowance of doubtful accounts and its relation to the accounts receivable balance, we look at the outstanding accounts receivable amounts in each of the individual accounts receivable aging groups and individual account payment status. The ratios for individual accounts receivable aging group to total accounts receivable amount at each of corresponding fiscal year end are as follows:

Year ended	0-3 months	3-6 months	6-9 months	9-12 months	1-2 years	Over 2 years
June 30, 2006	79.1%	14.1%	4.6%	2.1%	0.1%	-
June 30, 2007	90.7%	7.0%	1.4%	0.5%	0.4%	-
June 30, 2008	95.4%	3.6%	0.7%	0.2%	0.1%	-

Since July 1, 2006, we have seen significant improvements in account receivable collections. The under 3 months account receivable percentage improved from 79.1 % to 95.4 % from fiscal year 2006 to fiscal year 2008. The improvement shown in shortened accounts receivable collection days is attributable to several factors, including stricter and more frequent customer credit background and reputation screening and monitoring and enforcing stop shipments to customers with account receivable balance outstanding for over 3 months. As a result, we believe our allowance for doubtful accounts amounts for the year ended June 30, 2007 and June 30, 2008 were sufficient.

Note 3 – Earnings per share, page F-16

15.
Your subtraction of financing costs and debt discount to arrive at net income for diluted earnings per share does not appear to comply with paragraph 11 of SFAS 128. Please tell us your basis under GAAP for this calculation of diluted earnings per share. Also, assuming that the debt discount amount represents the unamortized discount on the November 2007 convertible debenture, as shown on page F-26, it is not clear why this amount would be subtracted in your calculation. This comment also applies to the corresponding disclosures in your fiscal 2009 Form 10-Qs.

RESPONSE:

Paragraph 26 of SFAS 128 states that the dilutive effect of convertible securities shall be reflected in diluted EPS by application of the if-converted method. Under that method, if an entity has convertible debt outstanding, (1) interest charges applicable to the convertible debt shall be added back to the numerator, (2) to the extent nondiscretionary adjustments based on income made during the period would have been computed differently had the interest on convertible debt never been recognized, the numerator shall be appropriately adjusted, and (3) the numerator shall be adjusted for the income tax effect of (1) and (2). The convertible preferred stock or convertible debt shall be assumed to have been converted at the beginning of the period (or at time of issuance, if later), and the resulting common shares shall be included in the denominator. Paragraph 11 of SFAS 128 also states that in computing the dilutive effect of convertible securities on the earnings per share calculation, the numerator is adjusted to add back (a) any convertible preferred dividends; and (b) the after-tax amount of interest recognized in the period associated with any convertible debt. The numerator also is adjusted for any other changes in income or loss that would result from the assumed conversion of those potential common shares.

In applying the if-converted method to calculate the diluted earnings per share, we adjusted our income by subtracting our unamortized financing cost and debt discount associated with the convertible debt to arrive at net income. Paragraph  11 of EITF 98-5 states that in the circumstances in which the instrument are  converted prior to amortization of the full amount of the discount, the remaining unamortized discount at the date of conversion should be immediately recognized as interest expense or as a dividend, as appropriate. The debt discount amount shown represents the unamortized discount on the November 2007 convertible debenture, using the if converted method, the convertible debt is assumed to be converted in full at the beginning of the reporting period and related the unamortized discount and unamortized financing costs should be subtracted to arrive at the proper numerator for diluted EPS calculation purposes.

16.
It is not clear why you have excluded the $30 million of convertible debt due to the anti-dilutive effect. Please provide us with your calculation that shows interest (net of tax and nondiscretionary adjustments) per common share obtainable on conversion exceeds basic EPS. See paragraph 27 of SFAS 128.

RESPONSE:

Paragraph 27 of SFAS 128 states that in applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. Convertible preferred stock is anti-dilutive whenever the amount of the dividend declared in or accumulated for the current period per common share obtainable on conversion exceeds basic EPS. Similarly, convertible debt is anti-dilutive whenever its interest (net of tax and nondiscretionary adjustments) per common share obtainable on conversion exceeds basic EPS.

Using the if-converted method and including the effect on the 30 million convertible debt, the calculation to arrive at the numerator for diluted EPS would be as follows:

Net income for basic earnings per share	$22,451,060
Plus: interest expense	355,833
Subtract: financing cost	(1,963,792)
Subtract: debt discount	(34,454,641)
Net loss for diluted earnings per share	(13,611,540)

As the numerator used for purposes of computing diluted EPS would be a net loss, the effect from the 30 million convertible debt is anti-dilutive.  As a result, the conversion on the 30 million convertible debt was not assumed and the effect from the conversion was excluded.

Note 4-Supplemental disclosure of cash flow information page F-17

17.	Please revise your disclosure to identify who contributed the buildings and tell us how the capital contribution amount of $5,128,000 for buildings was determined.

RESPONSE:

The capital totaling $5,128,000 was contributed by the Company’s CEO and his wife, consisting of land use rights and a building.  The value of the land use right and the building was appraised by independent appraiser and determined that the assets was valued at $5,128,000.

We have revised our disclosure on page F-17 and F-20 of the Form 10-K/A in accordance with the Staff’s comment.

Note 12-Taxes payable, page F-21

18.
Please revise to disclosure the specific terms of each tax exemption you recognized in fiscal 2007 and 2008 and state when each tax exemption will terminate. Explain why certain amounts were classified as non-operating income.

RESPONSE:

In 2007 and 2008, the Chinese local government granted Laiyang Jiangbo special tax waivers to exempt and release certain corporate income tax, value added tax, and other miscellaneous taxes liabilities. The PRC local government has provided various incentives to local companies in order to encourage economic development. Such incentives include reduced tax rates and other measures. The tax waivers were provided on a non-recurring basis. The reversal of the tax accrual is based on this special tax waiver.  Amounts classified as non-operating income were related to income taxes, value added taxes and other miscellaneous taxes accrued based on statutory rates in prior periods. The nature of this tax waiver is to forgive taxes owed to the government. Therefore, we believe it is appropriate to record the waiver as “non-operating income”.

We have revised our disclosure on page F-22 of the Form 10-K/A to expand our disclosure in accordance with the Staff’s comment.

10Q for the Quarterly Period Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2-Summary of significant accounting policies

Recently adopted accounting pronouncements, page 15

19.	Please explain to us why your investments and restricted investments are omitted from your SFAS 157 tabular disclosures.

RESPONSE:

The Company adopted SFAS 157 on July 1, 2008, however, investments and restricted investments were inadvertently left out of the tabular disclosure. As disclosed in the investment policy, investments classified as trading and available for sale are carried at fair value using quoted market prices.  In the absence of an active market, we look to similar securities or recent sales of securities to establish fair value. We have revised Note 2 on page 15 for our FAS 157 tabular disclosure to include investments.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Elsa Sung, our Chief Financial Officer, by telephone at (954)-727-8435.
Sincerely,

/s/ Wubo Cao
Wubo Cao
Chief Executive Officer